UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

OptiNose, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

68404V100

(CUSIP Number)

May 10, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NYC#: 139632.2

CUSIP No. 68404V100	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,547,148 shares of Common Stock 1,313,878 shares of Common Stock issuable upon exercise of warrants
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,547,148 shares of Common Stock 1,313,878 shares of Common Stock issuable upon exercise of warrants

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,547,148 shares of Common Stock 1,313,878 shares of Common Stock issuable upon exercise of warrants
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.75%[1]
12.	TYPE OF REPORTING PERSON (see instructions) CO

1 The percentage set forth in Row 11 of the cover page for each Reporting Person is based upon 113,038,726 shares of the Issuer’s common stock outstanding as of May 01, 2024 in accordance with Issuer’s 10-Q filed on May 14, 2024.

NYC#: 139632.2

CUSIP No. 68404V100	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Salamon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,547,148 shares of Common Stock 1,313,878 shares of Common Stock issuable upon exercise of warrants
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,547,148 shares of Common Stock 1,313,878 Shares of Common Stock issuable upon exercise of warrants

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,547,148 shares of Common Stock 1,313,878 shares of Common Stock issuable upon exercise of warrants
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.75%
12.	TYPE OF REPORTING PERSON (see instructions) IN

NYC#: 139632.2

CUSIP No. 68404V100	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gilad Aharon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,547,148 shares of Common Stock 1,313,878 shares of Common Stock issuable upon exercise of warrants
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,547,148 shares of Common Stock 1,313,878 Shares of Common Stock issuable upon exercise of warrants

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,547,148 shares of Common Stock 1,313,878 shares of Common Stock issuable upon exercise of warrants
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.75%[1]
12.	TYPE OF REPORTING PERSON (see instructions) IN

NYC#: 139632.2

CUSIP No. 68404V100	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,547,148 shares of Common Stock 1,313,878 shares of Common Stock issuable upon exercise of warrants
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,547,148 shares of Common Stock 1,313,878 shares of Common Stock issuable upon exercise of warrants

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,547,148 shares of Common Stock 1,313,878 shares of Common Stock issuable upon exercise of warrants
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.75%[1]
12.	TYPE OF REPORTING PERSON (see instructions) PN

NYC#: 139632.2

CUSIP No. 68404V100	13G	Page 6 of 9 Pages

Item 1.

(a)	Name of Issuer: OPTINOSE, INC.

(b)	Address of Issuer’s Principal Executive Offices 1020 Stony Hill Road, Suite 300, Yardley, Pennsylvania, 19067

Item 2.

(a)

Name of Person Filing

Rosalind Advisors, Inc. (“Advisor” to RMF)

Rosalind Master Fund L.P. (“RMF”)

Steven Salamon (“President”)

Steven Salamon is the portfolio manager of the Advisor which advises RMF.

Gilad Aharon is the portfolio manager and member of the Advisor which advises RMF.

(b)

Address of the Principal Office or, if none, residence
Rosalind Advisors, Inc.

15 Wellesley Street West,

Suite 326

Toronto, Ontario

M4Y 0G7 Canada

Rosalind Master Fund L.P.

P.O. Box 309

Ugland House, Grand Cayman

KY1-1104, Cayman Islands

Steven Salamon

15 Wellesley Street West,

Suite 326

Toronto, Ontario

M4Y 0G7 Canada

Gilad Aharon

15 Wellesley Street West,

Suite 326

Toronto, Ontario

M4Y 0G7 Canada

(c)

The principal business of Rosalind Advisors, Inc. is to operate as an investment advisory firm and to make public equity investments. The principal occupation of Mr. Salamon is serving as the Portfolio Manager and President of Rosalind Advisors, Inc., which advises Rosalind Master Fund L.P.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Salamon and Mr. Aharon are citizens of Canada, resident in Ontario

NYC#: 139632.2

CUSIP No. 68404V100	13G	Page 7 of 9 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 12 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The percentage set forth in Row 11 of the cover page for each Reporting Person is based upon 113,038,726 shares of the Issuer’s common stock outstanding as of May 01, 2024 in accordance with Issuer’s 10-Q filed on May 14, 2024.

Rosalind Master Fund L.P. may have been deemed to have the beneficial ownership of 7,547,148 shares of common stock representing the beneficial ownership of approximately 7.75% of the common stocks as mentioned above, which excludes the 1,313,878 shares issuable upon the exercise of common warrants because they contain a blocker provision under which the holder thereof does not have the right to exercise any of the warrant to the extent that such exercise would result in beneficial ownership by the holder in excess of 4.99% of the Common Stock.

Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF.  Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares held by RMF.  Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim beneficial ownership of the shares.

(b)	Percent of class: Rosalind Advisors, Inc. – 7.75% Rosalind Master Fund L.P. – 7.75% Steven Salamon – 7.75% Gilad Aharon – 7.75%

NYC#: 139632.2

CUSIP No. 68404V100		13G	Page 8 of 9 Pages

(c)	Number of shares as to which the person has:
	(i)	Shared power to vote or to direct the vote Rosalind Advisors, Inc. – 7,547,148 Rosalind Master Fund L.P. – 7,547,148 Steven Salamon – 7,547,148 Gilad Aharon - 7,547,148

	(ii)	Sole power to dispose or to direct the disposition of – 0

	(iii)	Shared power to dispose or to direct the disposition of Rosalind Advisors, Inc. – 7,547,148 Rosalind Master Fund L.P. – 7,547,148 Steven Salamon – 7,547,148 Gilad Aharon - 7,547,148

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7 – 9.  Not Applicable

NYC#: 139632.2

CUSIP No. 68404V100	13G	Page 9 of 9 Pages

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/28/2024 Date

Signature

Steven Salamon/President Rosalind Advisors, Inc. Name/Title

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock of OPTINOSE, INC. is filed jointly, on behalf of each of them.

Rosalind Advisors, Inc.

By: _____________________________

Name: Steven Salamon

Title: President

Rosalind Master Fund L.P.

By: _____________________________

Name: Mike McDonald

Title: Director, Rosalind (Cayman) Ltd. (as General Partner to Rosalind Master Fund)

By: _____________________________

Name: Steven Salamon

NYC#: 139632.2